Prepared, July 2019

Offering Statement

EConnect People, LLC (dba NeatMeets)
435 South Front Street, Suite 208,
Memphis TN 38017

Up to $107,000 in common stock at $100/unit
with a minimum of 1 unit required for purchase
Target amount: $20,000

Summary of the Offering	
Type of Security offered	Equity
Class of Security	Common
Price Per Unit	$100
Minimum Investment Amount	$100 (1 Unit)
Campaign Close Date	{11/21/2019} at 5:00 PM EST
Minimum target goal	$20,000.00
Oversubscription Limit	$107,000.00
Valuation	$2,000,000

This is only a summary of the offering. Please Refer to rest of the document, and attached exhibits, for all the details associated with an investment in EConnect People, LLC (dba NeatMeets).

<u>Disclaimer</u>

The Offering Statement forms parts of, and should be read together with, the Form C being filed by EConnect People, LLC (dba NeatMeets) (for the purposes of this Disclaimer, referred to herein as " EConnect People, LLC (dba NeatMeets)," the "company," the "issuer,"and "we") with the Securities and Exchange Commission in connection of a Regulation Crowdfunding offering of EConnect People, LLC (dba NeatMeets) securities contemplated therein and of which this Offering Statement is a part(the specified Form C exhibits thereto, including, without limitation, this Offering Statement, the "subscription agreement," the "Pitch Deck," the "Cap. Table," the "Company Financials," the "Perks Agreement," the "LinkedIn Profiles for the team," and the "Operating Agreement or Company Bylaws."

<u>Caution Concerning Forward Looking Statements</u>:

This Offering Statement may contain forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risk and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "project," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or similar terms or expressions that concern our expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the offering documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the offering documents on our current expectations and projections about future events and trends that we believe may impact EConnect People, LLC (dba NeatMeets).

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could fifer materially from those described in the forward-forward-looking statements.

The forward-looking statements made in these Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents or to reflect new information or the occurrence of unanticipated events.

This Offering Statement, standing alone, does not constitute a prospectus nor offer document of any sort is not intended, in isolation, to constitute an offer or solicitation of securities or any other investment or other product in any jurisdiction. This Offering Statement does not constitute advice to purchase any EConnect People, LLC (dba NeatMeets) securities, nor should it be relied upon in connection with, and contract or purchasing decision.

Table of Contents

The Company

> Name: EConnect People, LLC is registered in the State of Tennessee dba NeatMeets.
> Address: 435 South Front Street, Suite 208, Memphis TN 38017
> State of Incorporation: Tennessee
> Date of Incorporation: May 17, 2017

Certifications of Regulation Crowdfunding

EConnect People, LLC (dba NeatMeets) has certified that all of the following statements are true for them as an issuer:

- Organized under, and subject to, the laws of the state of Tennessee.
- Not Subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, please refer to the Other Information Section of this document)
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter periods that the issuer was required to file such reports).
- Not a development stage company the (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies
- The issuer nor any of its predecessors have failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding

Directors and Officers

Don Farrell, CEO

Don is an experienced entrepreneur who started Signature Worldwide in 1986, and built it into the largest sales & service training company in the world. It grew to over 265 employees with licensees in 45 countries. Then in 2007, he sold Signature and started Fresh Revenues. Fresh Revenues is now a high performance training & consulting practice with several large clients in the hotels & hospitality industry. They conduct workshops, seminars, and speaking engagements to inspire organizations, while providing management consulting to help those companies accelerate their sales. He started Neat Meets as an opportunity to activate his experience and connections.

George VonAllmen

George VonAllmen is a 30 year veteran of the Hospitality Industry. He worked in sales & marketing for Omni Hotels & Resorts and Clarion. He's a long-time trainer & speaker who worked for Signature Worldwide. He's also owned his own consulting practice. George is a long time entrepreneur who's been part of 6 company launches. He also an inventor and now has two provisional patents pending in fields from Retail Hospitality and Alternative Energy.

Ananda Jami - CTO

Ananda is a Technology Leader with proven track record. He's built & led high-performing teams at large scale enterprise IT programs. He has 20 years of leadership experience in the IT industry and Fortune 100 companies including Big Lots, Nationwide, Comsys, and Tata Consulting. He's a Carnegie Mellon BS graduate in Software, and holds two advanced degrees from Ohio University (MBA), and George Washington University.

Employees: 3 Total including founders

<u>Capitalization and Ownership, and Principal Shareholders</u>

The following table shows the name and percentage of outstanding shares of stock that were owned at the time of the filing of the Form C with the Securities and exchange commission.

	Aggregate Percentage Ownership Interest	Aggregate Percentage Voting Interest	Principal Shareholders owning more than 20%
George VonAllmen	48.5%	49.25%	Yes
Don Farrell	33.5%	34%	Yes
Ananda Jami	16.5%	16.75%	No
Karen Strickland	1.5%	1.5%	No

Business and Anticipated Business Plan

Please refer to one of the following exhibits to the Form C, of which this Offering Statements is a part, which is incorporated herein by reference:

1. The EConnect People, LLC (dba NeatMeets) Pitch Deck included as an Exhibit to the Form C of which this offering statement is a part(the "**The Pitch Deck**");
2. The EConnect People, LLC (dba NeatMeets) Business Plan included as an Exhibit to the Form C of which this offering statement is a part(the "**Business Plan**")

Note: Only one of these may be provided by the company. In that event please refer only to the one document provided for an outline of the Anticipated Business Plan of the issuer.

Risk Factors

RISKS RELATED TO CROWDFUNDING

A crowdfunding Investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including merits and risks involved. These securities have not be recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have no passed upon the accuracy or adequacy of this document. Also note, that the portal, Wunderfund, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

RISKS RELATED TO OUR BUSINESS

If our technology is not fully completed & business plan fails, you may lose your entire investment.

We will use the net proceeds of this offering to build our web application based on our business plan. If we cannot successfully build this application, execute the business plan, you will likely lose most, if not all, of your investment.

We have no operating history.

We have no sales or revenues to date, no operating history, and are unproven in marketing the Neat Meets services we intend to offer. You must consider the risks and uncertainties frequently encountered by early stage companies like ours and risks and uncertainties in the highly competitive hospitality industry in general.

We may not be able to raise the additional funding needed to fully implement our business plan.

Additional funding may be required subsequently even if our offering is fully funded. If this is the case, we may also need additional capital in the future. The amount of additional capital needed is dependent on many factors. If additional funding would be needed but not obtained, you may lose your entire investment.

If we obtain additional equity financing, your ownership interest will be diluted.

While not currently planned, if we subsequently determine there is a need for additional financing and decide to issue additional equity securities, such issuance(s) will dilute your ownership interest in the Company.

Series and Future classes of membership interests may be senior to your equity units

If the Company issues new membership interests, which it may do in its sole discretion, the new classes of membership interests may be senior to these equity units.

The Managers own a majority of the voting rights

It will be very difficult for the Members to remove the management team of George VonAllmen, Don Farrell, and Ananda Jami as Managers without their approval. The management team will have control over all aspects of operation.

Our patent is currently pending

If our patent does not come through, we run the risk of a large online provider implementing a similar concept. Our patent pending status, may give us the ability to be first to market, enhancing our chances for large hotel companies buying our company, or partnering with us for our services.

Establishing partnerships with the hospitality industry is not a given

It is not a given that we will close any of the hotel or hospitality deals we have in our pipeline. While we do have relationships with many of them, we cannot control the timing or predict whether they will contract with us.

Threat of Competitors in the Market

There are well established booking service providers in the industry who are well capitalized and have been operating for years. It's likely they will defend their market share in this industry.

RISKS RELATED TO THIS OFFERING

We can use the proceeds of your subscription after the $20,000 minimum is met and before the maximum amount is raised.

We are under no obligation to raise the maximum amount before using the proceeds from this offering. If this offering does not generate at least $107,000 we may not be able to fully implement our business plan and would need to scale back our plans. A portion of the proceeds raised will go towards our use of funds detailed with this offering.

Our Manager has unlimited discretion as to the use of proceeds from this offering.

Our Managers, have discretion with regard to the use of proceeds that we will receive from this offering, both by being Managers of a manager-managed LLC and by virtue of having all the voting shares in the company. We cannot assure you that the Manager will apply these funds effectively. Additionally, we cannot assure you that our use of the proceeds will be successful in generating the interest in our business model necessary to produce sufficient revenues to stay in business.

The Security Interests being offered are illiquid and not freely transferable.

The Security Units we are offering will not be registered under the Securities Act or qualified under applicable state securities laws, and may not be resold unless registered (and qualified) or an exemption from registration (and qualification) is available. There is no public market for the interests and we do not expect that any such market will develop. In addition, there are restrictions on the transferability of the interests pursuant to the terms of the Operating Agreement. If you invest in the Security Interests, you should expect to hold the shares for an indefinite period of time.

The offering price may not accurately reflect the value of the Security Interests.

The pricing of the Security Interests which we are offering was determined subjectively. The pricing is not based on any conventional pricing criteria such as the liquidation value of the Membership Interests or a multiple of net earnings per Unit. We have not obtained any third party valuations of the Company or Security units.

The rights of the Security Interests in this offering differ in various respects from the other classes of Membership Interests, including that these Security Interests have no voting rights.

The Company currently has two classes of membership interests outstanding. Voting Common Units, and Non-Voting Common Units pursuant to this offering. The Voting Common Units are substantially similar to the common stock of a corporation in that the holders of the Voting Common Units will only receive a return on their investment after all creditors of the Company have been paid and non-voting common units have also been paid.

The Voting Common Interests have "drag-along" rights and can force all Membership interests to sell their respective Interests in the event of a merger or an asset sale.

A Majority of Voting Common Interests may elect to sell all of the Company's Membership Interests to a third party. In such an instance, a Majority of the Voting Common Interests is permitted to force the other Members, including the all other Members, to sell their Interests on the same terms as the Voting Common Membership Interests are being sold.

The Manager has the right to transfer Units to others without offering those Units to be purchased by other Members.

Managers may transfer a portion of their Voting Common Units that they currently hold, at their discretion, without offering other Members the right to purchase said Units. The intent is for the Managers to use these units to compensate employees or future officers in exchange for services.

The Offering

Purpose

EConnect People, LLC (dba NeatMeets) plans to use the proceeds form the maximum offering to build out the application, fund marketing, business development activities and wages.

Use of Proceeds

	Minimum	25%	50%	Maximum
Raise Amount	$20,000	$26,750	$53,500	$107,000
Wunderfund Fees (8%)	$1,600	$2,140	$4,280	$8,560
Net Proceeds	$18,400	$24,610	$49,220	$98,440
Marketing/PR	$1,000	$1,500	$2,500	$6,000
Development of website by qStartLABS	$15,900	$16,110	$35,000	$50,000
Business Development signing up Inventory	$500	$500	$500	$4,000
Business Development for signing up Large Groups	$1,000	$2,000	$6,720	$25,000
Wages		$4,500	$4,500	$13,440
Remaining Proceeds to Allocate	$0	$0	$0	$0

Completion of Transaction and Delivery of Shares

Investors will be required to execute and deliver a subscription agreement, attached as an exhibit to the Form C of which this offering statement is a part (the "**Subscription Agreement**") and pay funds into an escrow account maintained by North Capital Investment Technology, Inc (the "**Escrow Agent**") in accordance with the terms of the Subscription Agreement in order to acquire shares.

Investors may Cancel an investment commitment at any time until 48 hours prior to the deadline specified in their Form C.

Wunderfund will notify investors when the funding goal amount has been met.

If EConnect People, LLC (dba NeatMeets) reaches the Oversubscription limit prior to the deadline specified in their Form C, it may close the offering early if it provides notice about about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment before the 48-hour period to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The offering will be completed upon transfer of funds from the Escrow Agent to EConnect People, LLC (dba NeatMeets). At that time Shares to be acquired in conjunction with the receipt of the corresponding funds under the Subscription Agreement, will be registered in the name of the corresponding investor. The shares acquired by investors pursuant to this Regulation Crowdfunding offering are uncertified. Once an uncertified share is registered in an investor's name by EConnect People, LLC (dba NeatMeets), it is deemed delivered under the Uniform Commercial Code. Investors will be provided with written confirmation of such delivery following the closing of the transaction.

Oversubscription will be allocated first based upon size of the investment, with larger investments receiving priority over smaller investments, and then, with regard to the minimum sized investments, on a first come-first served basis.

If the sum of the investment commitments does not equal or exceed the target offering amount a the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to investors, less the non-refundable processing fee.

If EConnect People, LLC (dba NeatMeets) reaches their funding goal prior to the campaign close date, then we, the company, may conduct multiple closings of escrow. If we provide notice about the new offering deadline to the investors, then the affected investors will have at least five business days to cancel their investment. This is absent of a material change that would require an extension of the offering, and reconfirmation of investment commitment from all investors. The first investments drawn down on will be the largest investments, and then for all investments of the same size drawn down on, it will be on a first come first serve basis similar to the terms of how oversubscription will be dealt.

The Securities Offered in this Offering

Valuation of Securities

These securities are being valued at the issuers discretion. It is important to understand that Wunderfund does not perform valuation services, and that these securities are being offered at whatever value that EConnect People, LLC (dba NeatMeets) decides is a fair market value for their company.

Details on Security Being Offered

Equity

The securities offered are for equity in the company. Each equity unit is priced at $100 with a minimum of 1 units required for purchase. A $100 investment represents 0.005% of ownership in the company. Any investor investing in this round will receive their investment amount with the full details attached as an exhibit to the Form C, of which this is offering agreement is a part (the "**Subscription Agreement**").

The offered securities under this offering will not have Voting rights. These securities will be limited in that they do not offer voting rights, limited informational rights, and no rights to dividends or any revenue the company may generate. The minority investors, which are defined below, in this round will be limited to the information that the company chooses to disclose and the information disclosed in their annual report filed with U.S Securities and Exchange commission. These securities differentiate from those that holders of preferred stock hold. Preferred stock holders will have a right to vote of decisions the company makes and information about the company. The securities that management retains has access to such rights. The securities being offered in this round only have a right to a percentage of ownership in the company, so the investors will rely upon principal stakeholders of preferred stock to make decisions that increase the value of their investment.

If the company chooses to modify these securities, then they will be done during this campaign. Investors will have to recommit to their investment if there is any modification to these terms as it is considered a material change. If investors do not reconfirm their investment, then their investment will be canceled.

Due to the lack of rights associated with these securities, the officers of the company will retain all decision, voting, and dividend rights. The company has full decision rights without needing a sign-off from non-voting shareholders.

Minority Holder Status

As a minority holder, investors will have limited ability, if any, to influences the policies of EConnect People, LLC (dba NeatMeets) or any other corporate actions, including the election of directors, additional issuance of securities, repurchase of securities, a sale of EConnect People, LLC (dba NeatMeets)'s assets, or a merger of EConnect People, LLC (dba NeatMeets) in another corporation or entity, or transactions with related parties. Those actions are largely within the control of principal stockholders, identified in the "Principal Stockholders" section above. Investors have limited protections against related party transactions as outlined by the policies generally afforded by related case law, the certificate of incorporation or Operating Agreement. Minority holders of securities will have to rely upon the principal stakeholders to make decisions that increase the value of your investment.

Transfer and Other Restrictions Imposed

Subscription Agreement Right of Redemption

EConnect People, LLC (dba NeatMeets) may redeem an investors' securities at any point one year after the close of a successful offering. The price per share of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third party determination relating thereto procured by the majority shareholder from a qualified appraiser.

Regulation Crowdfunding Transfer Restrictions

There are no open exchanges where you can sell securities purchased during a Regulation Crowdfunding offering. All the equity-based securities on Wunderfund have conditions for resale based on the terms set by EConnect People, LLC (dba NeatMeets) to protect the number of shareholders on their Capitalization Table. The conditions for resale are outlined below.

Securities issued in this transaction, which are exempt from registration pursuant to section 4(a)(6) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are:

- repurchased by EConnect People, LLC (dba NeatMeets)
- purchased by an accredited investor
- as part of an offering registered with U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a ember of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, fatherin-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

EConnect People, LLC (dba NeatMeets) Financial Information

Financial Statements

Please refer to the EConnect People, LLC (dba NeatMeets) financial statements. These have been included as an exhibit to the Form C of which this Offering Statement is a part (the "**Financial Statements**"). Attached is information regarding the two most recently completed fiscal years, or the period(s) since inception. If required a CPA review has been performed on the attached information, otherwise these statements will disclose that they are unaudited.

Results from Operations

EConnect People, LLC (dba NeatMeets) has not generated any revenues to date. Based on internal financial projections, the company expects be able to operate out of the existing cash reserves without any revenue generation until the platform launches. Any revenues that are generated prior to the launch of the platform will be considered immaterial.

Indebtedness

At the time of this filing, the company indebtedness to a creditors includes the following:

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
0	0	0	0	0

Liquidity, Capital Resources, and Financial Condition

EConnect People, LLC (dba NeatMeets) is currently generating operating losses, and will continue to require infusion of new capital to continue business operations until the launch of the platform. There is limited liquid and financial resources to service debts at this time due to the cash situation on the balance sheet. Please refer to the financial statements to see the financial condition of the issuer.

Material Capital Expenditures

To date of this filing, there are no capital expenditures by the members, direct or indirect, of the company in excess of 5%.

Progress Reporting on Meeting Oversubscription Amount

The progress of the EConnect People, LLC (dba NeatMeets)'s Regulation Crowdfunding Campaign fund raising activities will be posted on the Wunderfund EConnect People, LLC (dba NeatMeets) portal page. Activities will be updated as the occur, in real time, until the oversubscription amount is achieved, EConnect People, LLC (dba NeatMeets) stops the fundraising activities, or the termination date has been reached.

Wunderfund will notify investors when the target offering has been met via email.

Intermediary Information

Thrivera Venture Funds I, LLC (dba Wunderfund) ("**Wunderfund**") is serving as the Regulation Crowdfunding intermediary through which this Regulation Crowdfunding Offering is being conducted. Wunderfund's U.S. Securities and Exchange Commission Filer CIK is 0001707360.

Upon Completion of a successfully funded campaign that reaches or exceeds the minimum funding goal amount, EConnect People, LLC (dba NeatMeets) will pay Wunderfund a portion to be paid in cash based on 8% of the amount of total money raised pursuant to this offering up to $8,560.

Absence of Disqualifications under 227.503(A)

With respect to EConnect People, LLC (dba NeatMeets), its directors, officers, the principal security shareholders listed under the Principal Shareholder Section, any promoter of this offering, including Wunderfund (each a "**Relevant Person**"), no such Relevant Person has been convicted within ten years before the filling of his offering statement, of any felony or misdemeanor (i) in connection with the purchase or sale of any security; involving the making of any false filing with the U.S. Securities and Exchange Commission, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filling of the information required by Section 4A(b) of the Securities Act that, at the time of filing this offering statement, retrains or enjoins such person from engaging or continuing to engage in any conduct of practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with U.S. Securities and Exchange Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to a final order of a state securities commission (or agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that (i) at the time of the filing of this Offering Statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities, or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

No Relevant Person is subject to an order of the U.S. Securities and Exchange Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

No Relevant Person is subject to any order of the U.S. Securities and Exchange Commission entered within five years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

No Relevant Person is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

No Relevant Person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the U.S. Securities and Exchange Commission that, within five years
before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

No Relevant Person is such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subjected to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

<u>Annual Report and Investor Information</u>

Investors will be provided a secure login ID and password to access investor information on the EConnect People, LLC (dba NeatMeets)'s website, https://www.theneatmeets.com

Additionally, EConnect People, LLC (dba NeatMeets) will file reports electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted with U.S. Securities and Exchange Commission, the annual report will also be made available on the EConnect People, LLC (dba NeatMeets)'s website, https://www.neatmeets.com

EConnect People, LLC (dba NeatMeets) is required to file reports under Section 13(a) or section 15(d) of the exchange act until:

1. EConnect People, LLC (dba NeatMeets) has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000.00
2. EConnect People, LLC (dba NeatMeets) has filed at least three annual reports pursuant to Regulation Crowdfunding
3. EConnect People, LLC (dba NeatMeets) or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
4. EConnect People, LLC (dba NeatMeets) liquidates or dissolves its business in accordance with State Law

Other Material Information

Investors should understand the potential for dilution.in the EConnect People, LLC (dba NeatMeets) could be diluted due to EConnect People, LLC (dba NeatMeets) issuing additional shares of stock. In other words, when the Company issues more shares, the percentage of the Company that an investor participating in this Regulation Crowdfunding offering will own will decrease, even though the value of EConnect People, LLC (dba NeatMeets) may increase. Such investors will own a smaller share of the aggregate outstanding capital stock of EConnect People, LLC (dba NeatMeets).

Such increases in number of shares of EConnect People, LLC (dba NeatMeets) capital stock outstanding could be the result of another stock offering, employee restricted stock grants, employees exercising stock options, or conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into shares of the capital stock of EConnect People, LLC (dba NeatMeets). If EConnect People, LLC (dba NeatMeets) issues more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share if newly authorized and issued securities included stated dividend provisions.

Importantly, EConnect People, LLC (dba NeatMeets) may issue preferred shares in the future that include liquidation preferences to which the Non-Voting Common Stock is subordinated. Such preferences could diminish the residual proceeds of any liquidity event in which holders of Non-voting Common Stock would otherwise be able to participate.

If you are making an investment expecting to own a certain percentage of EConnect People, LLC (dba NeatMeets) or expecting each share to hold a certain amount of value, it is important to realize how the value of shares of Non-Voting Common Stock shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

There is a high probability that EConnect People, LLC (dba NeatMeets) will need additional financing in the future. To the extent such financing is executed through the issuance of additional shares of capital stock (as opposed to incurring indebtedness), any investor participating in this offering will be diluted. To the extent that such financing is executed by EConnect People, LLC (dba NeatMeets) by incurring indebtedness, the value of the Non-Voting Common Stock of any investor participating in this offering will be at risk if EConnect People, LLC (dba NeatMeets) is unable to repay such indebtedness.